SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                                  MERISEL, INC.
 ------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    589849108
 ------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                 ALBERT J. FITZGIBBONS III, DIRECTOR AND PARTNER
                            STONINGTON PARTNERS, INC.
                         540 MADISON AVENUE, 25TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 339-8500
 ------------------------------------------------------------------------------
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
            PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 MARCH 28, 2008
 ------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 589849108                                           Page 2 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Person

      Phoenix Acquisition Company II, L.L.C.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)[_]
      (b)[_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or 2(e).                                                          [_]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
     Number of
      Shares                  0
   Beneficially   --------------------------------------------------------------
     Owned by           (8)   Shared Voting Power
       Each
     Reporting                6,590,893*
      Person      --------------------------------------------------------------
       With             (9)   Sole Dispositive Power

                              0
                  --------------------------------------------------------------
                       (10)   Shared Dispositive Power

                              6,590,893*
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      6,590,893*
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                [_]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      68.5%*
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------

-------------------
* Includes 1,590,893 shares of the Issuer's common stock into which the convertible preferred stock of the Issuer beneficially owned by the Reporting Person is convertible within 60 days of the date hereof.

                                  SCHEDULE 13D

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CUSIP NO. 589849108                                           Page 3 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Person

      Stonington Capital Appreciation 1994 Fund, L.P.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)[_]
      (b)[_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or 2(e).                                                          [_]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
     Number of
      Shares                  0
   Beneficially   --------------------------------------------------------------
     Owned by           (8)   Shared Voting Power
       Each
     Reporting                6,590,893*
      Person      --------------------------------------------------------------
       With             (9)   Sole Dispositive Power

                              0
                  --------------------------------------------------------------
                       (10)   Shared Dispositive Power

                              6,590,893*
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      6,590,893*
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                [_]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      68.5%*
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------


-------------------
* Includes 1,590,893 shares of the Issuer's common stock into which the convertible preferred stock of the Issuer beneficially owned by the Reporting Person is convertible within 60 days of the date hereof.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 589849108                                           Page 4 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Person

      Stonington Partners, L.P.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)[_]
      (b)[_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or 2(e).                                                          [_]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
     Number of
      Shares                  0
   Beneficially   --------------------------------------------------------------
     Owned by           (8)   Shared Voting Power
       Each
     Reporting                6,590,893*
      Person      --------------------------------------------------------------
       With             (9)   Sole Dispositive Power

                              0
                  --------------------------------------------------------------
                       (10)   Shared Dispositive Power

                              6,590,893*
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      6,590,893*
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                [_]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      68.5%*
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------


-------------------
* Includes 1,590,893 shares of the Issuer's common stock into which the convertible preferred stock of the Issuer beneficially owned by the Reporting Person is convertible within 60 days of the date hereof.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 589849108                                           Page 5 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Person

      Stonington Partners, Inc. II
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)[_]
      (b)[_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or 2(e).                                                          [_]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
     Number of
      Shares                  0
   Beneficially   --------------------------------------------------------------
     Owned by           (8)   Shared Voting Power
       Each
     Reporting                6,590,893*
      Person      --------------------------------------------------------------
       With             (9)   Sole Dispositive Power

                              0
                  --------------------------------------------------------------
                       (10)   Shared Dispositive Power

                              6,590,893*
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      6,590,893*
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                [_]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      68.5%*
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------


-------------------
* Includes 1,590,893 shares of the Issuer's common stock into which the convertible preferred stock of the Issuer beneficially owned by the Reporting Person is convertible within 60 days of the date hereof.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 589849108                                           Page 6 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Person

      Stonington Partners, Inc.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)[_]
      (b)[_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or 2(e).                                                          [_]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
     Number of
      Shares                  0
   Beneficially   --------------------------------------------------------------
     Owned by           (8)   Shared Voting Power
       Each
     Reporting                6,590,893*
      Person      --------------------------------------------------------------
       With             (9)   Sole Dispositive Power

                              0
                  --------------------------------------------------------------
                       (10)   Shared Dispositive Power

                              6,590,893*
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      6,590,893*
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                [_]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      68.5%*
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------


-------------------
* Includes 1,590,893 shares of the Issuer's common stock into which the convertible preferred stock of the Issuer beneficially owned by the Reporting Person is convertible within 60 days of the date hereof.

EXPLANATORY NOTES:

            This Amendment No. 5 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 29, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 10, 1997, by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 1997, by Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 1998, and by Amendment No. 4 to Schedule 13D filed with the Securities Exchange Commission on May 18, 2000, by Phoenix Acquisition Company II, L.L.C. ("Phoenix"), Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund", together with Phoenix, the "Stockholders"), Stonington Partners, L.P. ("Stonington L.P."), Stonington Partners, Inc. II ("Stonington II") and Stonington Partners, Inc. ("Stonington"). This Amendment No. 5 is filed with respect to the shares of common stock, par value $0.01 per share (the "Common Shares"), of Merisel, Inc., a Delaware corporation (the "Issuer").

            As of March 28, 2008, Phoenix owned 5,000,000 Common Shares and 278,406 shares of convertible preferred stock of the Company, par value $0.01 per share ("Preferred Stock"). Each share of Preferred Stock is convertible at the option of Phoenix into a number of Common Shares equal to $100.00 divided by the applicable conversion price, which was disclosed as $17.50 in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008 (the "Issuer's 10-K").

ITEM 2.  IDENTITY AND BACKGROUND

            Item 2 is amended and substituted in its entirety to state as follows:

            "This Statement is being filed by and on behalf of Phoenix Acquisition Company II, L.L.C. ("Phoenix"), Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), Stonington Partners, L.P. ("Stonington L.P."), Stonington Partners, Inc. II ("Stonington II") and Stonington Partners, Inc. ("Stonington") (collectively, the "Reporting Persons"). Phoenix is a Delaware limited liability company. Each of the Fund and Stonington L.P. is a Delaware limited partnership. Each of Stonington II and Stonington is a Delaware corporation. The principal business of Phoenix is to invest in the capital stock of the Issuer. The principal business of the Fund is investing in securities. The principal business of Stonington L.P. is being the general partner of the Fund. The principal business of Stonington II is being the general partner of Stonington L.P. The principal business of Stonington is being the management company of the Fund.

            The directors and officers of Stonington and Stonington II are:
Alexis P. Michas, Director and Managing Partner, James J. Burke, Jr., Director and Partner, Albert J. Fitzgibbons III, Director and Partner, Bradley J. Hoecker, Director and Partner and John A. Bartholdson, Director and Partner. The principal occupation of each of the directors and officers of Stonington and Stonington II is management of the Fund. During the last five years, none of the Reporting Persons or the individuals listed in Item 2 has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons and the individuals listed in
Item 2 is 540 Madison Avenue 25th Floor, New York, New York 10022."

ITEM 4.  PURPOSE OF TRANSACTION

            Item 4 is amended and substituted in its entirety to state as follows:

            "On March 28, 2008, the Issuer entered into the Agreement and Plan of Merger (the "Merger Agreement") with TU Holdings, Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of American Capital Strategies, Ltd., a Delaware corporation ("ACAS"), and TU Merger, Inc., a Delaware corporation and wholly owned subsidiary of Holdings ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged (the "Merger") with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings.



                                    7 of 11

            Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Common Share, other than Common Shares directly or indirectly owned by Holdings or the Issuer, or owned by any stockholder who properly exercises dissenters' rights under Delaware law, will be cancelled and converted into the right to receive $5.75 in cash and each outstanding option to purchase a Common Share will be converted into the right to receive the difference between the exercise price of the option and $5.75. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of holders of the common stock of the Issuer. The shares held by the Stockholders represent more than a majority of the outstanding Common Shares.

            Pursuant to the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Surviving Corporation. In addition, at the effective time of the Merger, the certificate of incorporation of the Surviving Corporation will be amended and restated at the effective time of the Merger to conform to an exhibit attached to the Merger Agreement, and the bylaws of Merger Sub at the effective time of the Merger will become the bylaws of the Surviving Corporation. If the Merger is consummated, the Common Stock will be deregistered under Section 12(g)(4) of the Securities Exchange Act of 1934.

         In consideration of the execution of delivery of the Merger Agreement, a Voting, Support and Redemption Agreement, dated as of March 28, 2008 (the "Support Agreement"), was entered into by and among the Issuer, Holdings and the Stockholders, pursuant to which the Stockholders agreed to vote their shares of capital stock of the Issuer in favor of the adoption of the Merger Agreement and the Merger, and the Issuer agreed to redeem the Preferred Stock at the effective time of the Merger for the payment of the "Change of Control Price" (as such term is defined in the Certificate of Designation relating to the Preferred Shares). Under the Support Agreement, the Stockholders have also granted Holdings (and any individual designated in writing by Holdings) an irrevocable proxy to vote all shares of capital stock owned by the Stockholders.

            The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth herein.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is amended and substituted in its entirety as follows:

            "(a) and (b).

            Phoenix owns beneficially 5,000,000 Common Shares, and 278,406 Preferred Shares that are convertible at the option of the Phoenix into 1,590,893 Common Shares (based on a conversion price of $17.50 disclosed in the Issuer's 10-K) representing in aggregate 68.5% of the Common Shares that would be outstanding in the event of such conversion. The number of Common Shares currently held by Phoenix represents 62.2% of the total number of outstanding Common Shares, as disclosed in the Issuer's 10-K.

            Each of the Fund, as the sole member of Phoenix, Stonington L.P., as the general partner of the Fund, Stonington II, as the general partner of Stonington L.P., and Stonington, as the management company of the Fund, may be deemed to own beneficially the same number of shares as Phoenix, as described above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is amended and substituted in its entirety as follows:

            "The information set forth under Item 4 of this Amendment is incorporated by reference into this Item 6. Except as described in Item 4 of this Amendment, none of the Reporting Persons has entered into or amended any existing agreement with respect to any shares of capital stock or other securities of the Issuer since the amendment last filed to the Schedule 13D filed by the Reporting Persons."




                                    8 of 11

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            The following Exhibits are incorporated herein by reference or filed herewith:

            A. Joint Filing Agreement by and among the Reporting Persons, dated as of the date hereof.

































                                    9 of 11

                                   SIGNATURES

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  April 7, 2008


                                      PHOENIX ACQUISITION COMPANY II, L.L.C.

                                      By:  Stonington Capital Appreciation 1994
                                            Fund, L.P., its sole member
                                      By:  Stonington Partners, L.P., its
                                            general partner
                                      By:  Stonington Partners, Inc. II, its
                                            general partner

                                      By: /s/  Albert J. Fitzgibbons III
                                          --------------------------------------
                                          Name:   Albert J. Fitzgibbons III
                                          Title:  Director and Partner


                                      STONINGTON CAPITAL APPRECIATION 1994
                                            FUND, L.P.
                                      By:  Stonington Partners, L.P., its
                                      general partner
                                      By:  Stonington Partners, Inc. II, its
                                      general partner

                                      By: /s/  Albert J. Fitzgibbons III
                                          --------------------------------------
                                          Name:   Albert J. Fitzgibbons III
                                          Title:  Director and Partner


                                      STONINGTON PARTNERS, L.P.
                                      By:  Stonington Partners, Inc. II, its
                                      general partner

                                      By: /s/  Albert J. Fitzgibbons III
                                          --------------------------------------
                                          Name:   Albert J. Fitzgibbons III
                                          Title:  Director and Partner


                                      STONINGTON PARTNERS, INC. II

                                      By: /s/  Albert J. Fitzgibbons III
                                          --------------------------------------
                                          Name:   Albert J. Fitzgibbons III
                                          Title:  Director and Partner


                                      STONINGTON PARTNERS, INC.

                                      By: /s/  Albert J. Fitzgibbons III
                                          --------------------------------------
                                          Name:   Albert J. Fitzgibbons III
                                          Title:  Director and Partner




                                    10 of 11